Exhibit 5.1

Management's Discussion and Analysis



                                     MDA-1

Management's Discussion and Analysis

The following commentary provides additional analysis of Marsulex's operations and financial position for the fiscal period ended December 31, 2004 and includes material information available to February 25, 2005. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

OVERVIEW OF 2004

o  Net earnings were $4.9 million in 2004 compared with $6.9 million in 2003.

o Gross profit for the year was $48.9 million compared to $48.4 million in 2003, reflecting increases in Western Markets and Power Generation gross profit, offset by the decrease in Refinery Services gross profit.

o Earnings before interest, taxes, depreciation, amortization and unusual items for the year was $25.6 million compared to $30.8 million in 2003, reflecting the $4.3 million cost of the change in senior management announced in the fourth quarter.

o Refinery Services Group results reflected the first quarter outages at two of its customers, a return to historical prilled sulphur margins after unusually high levels in 2003 and the impact of the strong Canadian dollar on the Group's U.S. earnings.

o Western Markets Group results were ahead of last year, reflecting the Prince George acquisition as well as a strong performance from a number of the Group's products including water treatment chemicals which experienced increased demand in the second half of the year.

o During the year, the Power Generation Group won three new projects in China --Gaojing, Baotou and Shimen and with increased licensing activity, posted improved results.

o The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility. The expansion will increase the facility's capacity by approximately 50% and the existing service agreements have been extended to 2015 from 2010. Construction of the project has begun and is scheduled for completion in mid 2006.

RESULTS OF OPERATIONS


Selected Financial Information
----------------------------------------------------------------------------------------------------------------------------

(in millions of dollars, except per share amounts)                                     2004          2003          2002
----------------------------------------------------------------------------------------------------------------------------

Revenue                                                                               137.0         135.0        138.3
Gross profit                                                                           48.9          48.4         48.3
Selling, general, administrative, and other costs                                      23.3          19.7         20.7
Foreign exchange gains on monetary items                                                0.1           2.1          0.6
Earnings from operations before the undernoted (EBITDA(1))                             25.6          30.8         28.1
Depreciation, including losses on disposals                                            17.0          15.7         15.7
Amortization of deferred charges and intangible assets                                  0.7           0.7          0.4
Unusual items, losses                                                                   0.7           1.4          7.5
Net interest expense(2)                                                                 5.6           5.3          9.2

Net earnings (loss)                                                                     4.9           6.9         (7.8)
Basic earnings (loss) per share(3)                                                     0.15          0.22        (0.25)


Cash generated from operations before non-cash changes in working capital              19.7          24.5         15.9
Changes in non-cash operating working capital                                           5.5           5.0         (5.8)
Cash provided by operations                                                            25.2          29.5         10.1

Cash and cash equivalents, including total cash held in trust                          44.8          34.0          7.9
Long-term debt, including current portion                                             113.1         119.2         95.9

------------------------------------------------------------------------------------------------------------------------------
1.   EBITDA is earnings (loss) before interest, income taxes, depreciation, amortization and unusual items. EBITDA is not a recognized measure of performance under generally accepted accounting principles in Canada. See a separate discussion on
     EBITDA in the Supplemental Financial Information section.
2.   Net interest expense is calculated as interest expense net of interest capitalized and interest income.
3.   The weighted average number of common shares outstanding was 31,696,398 for 2004; 31,572,737 for 2003; and 31,542,732 for
     2002.

                                     MDA-2

Selected Segmented Information
-------------------------------------------------------------------------------
REFINERY SERVICES
(in millions of dollars)                    2004          2003          2002
-------------------------------------------------------------------------------

Revenue                                     73.9          71.5          69.3
Gross profit                                22.6          27.2          24.6
Total Assets                               178.0         182.3         181.3
Capital expenditures(1)                     13.7          31.6          35.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
WESTERN MARKETS
(in millions of dollars)                   2004           2003          2002
-------------------------------------------------------------------------------
Revenue                                    54.6           54.3          54.0
Gross profit                               21.5           18.3          19.5
Total Assets                               35.9           37.3          26.8
Capital expenditures(1)                     0.8            0.6           0.5
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
POWER GENERATION
(in millions of dollars)                   2004           2003          2002
-------------------------------------------------------------------------------
Revenue                                     8.5            9.2          15.0
Gross profit                                4.8            2.9           4.2
Total Assets                               11.4           11.9          17.5
Capital expenditures(1)                      --            0.1           4.4
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CORPORATE SUPPORT
(in millions of dollars)                   2004           2003          2002
-------------------------------------------------------------------------------
Revenue                                      --             --            --
Gross profit                                 --             --            --
Total Assets                               47.5           39.0          13.6
Capital expenditures(1)                     0.1            0.3           0.2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CONSOLIDATED TOTAL
(in millions of dollars)                   2004           2003          2002
-------------------------------------------------------------------------------
Revenue                                   137.0          135.0         138.3
Gross profit                               48.9           48.4          48.3
Total Assets                              272.8          270.5         239.2
Capital expenditures(1)                    14.6           32.6          41.0
-------------------------------------------------------------------------------
1. Capital expenditures from operations excluding acquisitions.

REVENUE

The Company provides industrial services, including the processing, removal, distribution, and sale of the by-products resulting from compliance services, and sells industrial chemicals.

The Refinery Services Group provides the following types of industrial services:

o  Regeneration of spent acid at the Toledo facility;
o  Acid gas processing at the Montreal facility;
o Conversion of molten sulphur into prilled sulphur at the Company's west coast prilling operations in the U.S.; and,
o By-product processing and marketing at the new Fort McMurray facility once Syncrude's overall UE-1 project is completed.

Although the volumes processed by the Group may be affected by the market demand and seasonal variation of the refinery customers' products, generally peaking during the summer driving season, the Group's revenues are largely stable year over year and are somewhat insulated through contractual minimum volume requirements.

                                     MDA-3

Western Markets earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and sewage treatment. The Group's product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. The demand for the Group's products may experience seasonal fluctuations, for example, the demand from the Group's municipal customers to treat water peaks during the spring "run off" and summer seasons.

The activities associated with the Power Generation Group include the design and installation of pollution control equipment, engineering and project management services, and the licensing of technology.

In 2004 consolidated revenue was $137.0 million, up $2.0 million or 1.5%, from $135.0 million in 2003.

Consolidated revenue was $135.0 million for 2003, compared to $138.3 million in 2002, a decrease of $3.3 million or 2.4%. Primarily, this reflected the improved Refinery Services performance offset by the completion of Power Generation's Virginia Power project in the first quarter of 2002.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Revenue for the Group was $73.9 million in 2004 compared to $71.5 million in 2003, an increase of 3.4%.

Refinery Services' revenue in 2003 was $71.5 million, up $2.2 million or 3.2% from 2002. This reflects solid performances in 2003 from all of the Group's operations, which were negatively affected by the impact of the lower U.S. dollar.

Western Markets produces and provides sulphur-enhanced chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for Western Markets in 2004 was $54.6 million up $0.3 million from revenue of $54.3 in 2003.

Western Markets revenue in 2003 was $54.3 million up $0.3 million from revenue of $54.0 million in 2002.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil fuel based power generation industry.

Revenue for Power Generation was $8.5 million in 2004, down 7.6% from $9.2 million in 2003, primarily reflecting revenues earned from the new projects as well as the licensing activity in 2004, compared to the revenues from the Shajiao project that was completed in 2003.

In 2003, revenue for Power Generation was $9.2 million compared to $15.0 million for the same period in 2002, a decrease of $5.8 million. The decrease was primarily the result of the completion of the Virginia Power project in the first quarter of 2002 and the idling of the CP-Gyp facility, partially offset by the fees earned on the Shajiao project.

GROSS PROFIT

Gross profit in 2004 of $48.9 million, or 35.7% of revenue, was comparable to gross profit in 2003 of $48.4 million or 35.9% of revenue.

Refinery Services' gross profit in 2004 was $22.6 million compared to $27.2 million for 2003, a 16.9% decline and the result of the expected reduction in prilled sulphur margins and the impact of foreign exchange. Increased production of spent acid was expected to somewhat offset the return to historical conditions for prilled sulphur, however, the failure of the alkylation units of the Toledo facility's two largest customers in the first quarter of 2004 had an adverse impact that could not be recovered in the balance of the year.

Western Markets' gross profit in 2004 was $21.5 million compared to $18.3 million in 2003, an increase of $3.2 million, largely reflecting the contribution from the Prince George acquisition that was completed in the latter part of 2003. The increase also reflects the strong performance from a number of the Group's products such as water treatment chemicals which, after unseasonably low demand in the first half of the year, enjoyed increased demand in the second half of the year.

Gross profit for the Power Generation Group in 2004 was $4.8 million compared to $2.9 million in 2003, a $1.9 million increase, and largely the result of the revenues earned from the new projects and increased licensing activity.

Consolidated gross profit in 2003 of $48.4 million was comparable to the gross profit reported in 2002. As a percentage of revenue, gross profit increased from 34.9% in 2002 to 35.9% in 2003, reflecting the improvement in Refinery Services and the increase in fees earned by Power Generation.

Refinery Services' gross profit in 2003 was $27.2 million compared to $24.6 million in 2002, a 10.6% improvement, reflecting the strong performances for the entire Group's operations over 2002. These results were achieved despite the negative foreign

                                     MDA-4
exchange impact of $2.4 million on the U.S. denominated Refinery Services earnings in 2003. In addition, the Group processed higher spent acid volumes despite operating problems faced by some customers during 2003. The 2003 results reflect a full year's contribution from the BP Whiting facility and a strong performance by the sulphur prilling operations, which benefited from increased volumes and higher export prices.

Gross profit for the Western Markets Group of $18.3 million in 2003 was down $1.2 million when compared to $19.5 million in 2002. Revenues were flat to 2002 but were offset by higher sulphur, natural gas, hydrogen and electricity costs.

In 2003, gross profit for Power Generation was $2.9 million compared to $4.2 million in 2002, a decrease of $1.3 million. This reflects the completion of the Virginia Power project in the first quarter of 2002, offset by the fees earned on the Shajiao project. The Power Generation Group also includes the Company's first outsourcing agreement in the cement industry with Holcim Inc., under which the customer takes all of the production from the Company's CP-Gyp facility in Dundee, Michigan. For a number of reasons, the customer stopped accepting product in March of 2003 and the plant was subsequently idled. In accordance with the terms of the agreement, an arbitrated solution is being pursued. The Company has invested in excess of U.S. $5 million in the CP-Gyp facility and operations.

SELLING, GENERAL, ADMINISTRATIVE AND OTHER COSTS (SGA)

SGA costs were $23.3 million in 2004 compared to $19.7 million in 2003, an increase of $3.6 million or 18.3%. The increase in SGA costs was due primarily to the costs associated with the change in senior management and the impact of the increase in the cost of the long-term incentive program offset by cost cutting measures in the Power Generation Group. SGA as a percent of gross profit increased to 47.6% in 2004 from 40.7% in 2003 and largely reflects the $4.3 million cost of the change in senior management.

In 2003, SGA costs were $19.7 million compared to $20.7 million in 2002, a decrease of $1.0 million or 4.8%, reflecting the positive impact of cost saving initiatives implemented in the last half of 2002, primarily in the operating groups. As a percent of gross profit SGA for 2003 was 40.7% compared to 42.9% for 2002.

FOREIGN EXCHANGE GAINS AND LOSSES

-------------------------------------------------------------------------------
                                                       2004      2003      2002
-------------------------------------------------------------------------------
Year-to-date average U.S. exchange rates             1.3024    1.4010    1.5674
Closing U.S. exchange rates                          1.2036    1.3033    1.5789
-------------------------------------------------------------------------------

The Company has U.S. based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and the resulting holding gains or losses are recorded in the statement of operations. During 2004, the Company recorded a foreign exchange gain of $0.1 million compared to a gain of $2.1 million in 2003 and a gain of $0.6 million in 2002. If the net monetary liability remains unchanged, a one-cent increase in the Canadian dollar would result in an approximate $0.1 million foreign exchange gain.

In addition, all of the Company's U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year. Unlike other Canadian companies whose U.S. denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company's earnings is mitigated as both the revenues and expenses for these operations are denominated in U.S. dollars and are translated at the average rate in effect during the year. The year-to-date negative impact of foreign exchange on the U.S. operating earnings was $1.2 million, largely in Refinery Services. The Company's debt and related interest expense are also denominated in U.S. dollars and hedges the U.S. dollar cash flow from operations and when combined with U.S. dollar depreciation and amortization expenses, reduces the exposure to net earnings. The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company's U.S. denominated operating results for the year ended December 31, 2004:

-------------------------------------------------------------------------------

(in thousand of dollars)                                             2004
-------------------------------------------------------------------------------

Gross Profit                                                         (267)
SGA costs                                                              68
-------------------------------------------------------------------------------
Earnings from operations before the undernoted                       (199)
Depreciation and amortization of deferred charges,
   intangible assets and unusual items                                153
Net Interest expense                                                   98
-------------------------------------------------------------------------------
Earnings before income taxes(1)                                        52
-------------------------------------------------------------------------------
1. This excludes the foreign exchange impact on translation of U.S. denominated monetary assets and liabilities.

                                     MDA-5

The Company has self-sustaining operations holding U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of shareholders' equity on the balance sheet.

DEPRECIATION

Depreciation expense in 2004 was $16.9 million compared to $15.7 million in 2003, an increase of $1.2 million or 7.6%. This increase was attributable to depreciation relating to the Prince George property, plant and equipment acquired in 2003 partially offset by lower depreciation expense for the U.S. dollar denominated assets.

In 2003, depreciation expense was $15.7 million comparable to 2002. Depreciation relating to a full year's expense for the new BP Whiting facility, acquisition of the Sulconam Inc. minority interest, and a part year's expense for the newly acquired Prince George facility was offset by lower depreciation expense for the U.S. denominated operations.

INTEREST EXPENSE, NET OF INTEREST INCOME

-------------------------------------------------------------------------------
(in thousand of dollars)                   2004          2003          2002
-------------------------------------------------------------------------------

Interest expense                         10,569         9,755        13,684
Interest capitalized                     (4,252)       (3,738)       (2,572)
Interest income                            (756)         (730)       (1,942)
-------------------------------------------------------------------------------
Net interest expense                      5,561         5,287         9,170
-------------------------------------------------------------------------------

Net interest expense was $5.6 million in 2004, compared to net interest expense of $5.3 million for 2003, an increase of $0.3 million. The increase is primarily the result of a full year of the Syncrude project financing partially offset by lower interest costs due to the foreign exchange on the U.S. denominated interest expense.

In 2003, net interest expense was $5.3 million, a decrease of $3.9 million or 42.4% from the $9.2 million net interest expense in 2002 and is the result of the interest costs relating to the completion of the Syncrude project financing offset by the repurchase of a portion of the Senior Subordinated Notes in August 2002 and the lower cost of interest due to foreign exchange on the U.S. denominated debt.

The increase in interest income in 2004 is due to the interest earned on the increased average cash balances while the reduction in interest income in 2003 compared to 2002 is due to lower average cash balances.

Based on the level of debt at December 31, 2004, interest expense for the upcoming year is expected to be approximately $9.9 million, including the U.S. denominated interest at the 2004 year-end exchange rate of 1.2036.

INCOME TAXES

In 2004, total income tax recovery was $3.2 million compared to income tax expense of $0.8 million in 2003. An approximate $3.7 million income tax recovery was recognized in the fourth quarter of 2004 as the Company is more likely than not to realize a portion of its tax loss carryforwards with its projected earnings. When the impact of the future tax recovery is ignored, the overall effective tax rate is approximately 30% and when compared to the statutory rate of 36.1%, the effective rate reflects the utilization of previously unrecognized loss carryforwards and also large corporations and minimum taxes paid during the year.

In 2003, total income tax expense was $0.8 million compared to $1.5 million in 2002. This resulted in an overall effective rate of 10.6% on earnings before income taxes, minority interest and amortization of goodwill of $7.7 million. When compared to the statutory rate of 36.6%, the effective rate reflects the utilization of tax losses not previously recognized. The statutory rate decreased an additional 2.0 percentage points in 2003. Also, the new Ontario government elected in October 2003 reversed the previous government's decrease in corporate rates resulting in an approximate $0.3 million increase in taxes.

Cash taxes were $0.8 million in 2004 compared to $0.6 million in 2003 and $2.0 million in 2002. In the coming year cash taxes are expected to be approximately $1.0 million.

NET EARNINGS (LOSS)

Net earnings in 2004 were $4.9 million compared to net earnings of $6.9 million in 2003. The decline reflects the decline in earnings from the Company's operations and the increase in depreciation offset partially by the income tax recovery.

The Company earned $6.9 million in 2003 compared to a net loss of $7.8 million in 2002, a $14.7 million improvement. When the impact of the unusual items is removed from both years, the Company's earnings improved $8.6 million and reflect the reduced

                                     MDA-6

SGA, the reduced net interest expense, and the elimination of the minority interest resulting from the acquisition of the remaining 35% interest in Sulconam Inc.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information
----------------------------------------------------------------------------------------------------------------------------------
                               1st Quarter               2nd Quarter              3rd Quarter                 4th Quarter
---------------------------------------------------------------------------------------------------------------------------------
(in millions of
 dollars, except per
 share amounts)          2004     2003     2002      2004     2003     2002     2004     2003     2002     2004     2003    2002
---------------------------------------------------------------------------------------------------------------------------------

Revenue                  32.4     32.0     36.0      35.2     37.2     35.2     35.1     33.9     34.0     34.3     31.9    33.1
Gross Profit             10.4     11.0     10.4      12.2     12.9     12.8     13.1     12.8     12.8     13.2     11.7    12.3
Earnings from
  operations before
  the undernoted
  (EBITDA)                5.8      6.8      5.6       7.4      9.3      6.7      8.7      7.9      8.8      3.7      6.8     7.0
Depreciation,
  including losses on
  disposals               4.2      4.2      3.8       4.2      3.8      3.5      4.1      3.5      3.7      4.5      4.2     4.7
Unusual items, (gains)
  losses                   --       --     (3.6)       --       --       --      0.1       --      1.3      0.5      1.4     9.8
Interest expense          2.7      2.2      4.0       2.7      2.2      4.9      2.7      2.7      2.4      2.5      2.7     2.4
Net earnings (loss)        --      0.8      2.0       1.2      4.1     (1.5)     1.8      2.6      1.1      1.9     (0.6)   (9.4)
Earnings (loss) per
  share                    --     0.02      0.06      0.04     0.13    (0.05)    0.06     0.08     0.04     0.06   (0.02)  (0.30)

Cash generated from
  operations before
  non-cash working
  capital                 4.3      5.0      2.6       5.6      8.0      2.8      6.3      6.1      6.0      3.5      5.4     4.5
Changes in non-cash
  operating working
  capital                 0.1      9.4      5.2      (4.0)    (7.3)   (18.3)     1.7      3.9      3.6      7.7     (1.0)    3.7
Cash provided by
  operations              4.4     14.4      7.8       1.6      0.7    (15.7)     8.0     10.0      9.6     11.2      4.4     8.2

Total Assets            273.5    238.6    341.7     274.9    268.9    325.7    273.5    273.5    262.1    272.8    270.5   239.2
---------------------------------------------------------------------------------------------------------------------------------

REVIEW OF FOURTH QUARTER OPERATING RESULTS

Revenue for the three months ended December 31, 2004 was $34.3 million compared to $31.9 million for the same period in 2003, an increase of $2.4 million or 7.5%, reflecting the strong performance from Refinery Services spent acid regeneration business and the revenues earned from Power Generation's project and licensing activities.

For the three months ended December 31, 2004 gross profit was $13.2 million compared to gross profit of $11.7 million for the same period in 2003. Refinery Services spent acid regeneration business performed well in the quarter but was offset by the return to historical prilled sulphur margins and the impact of foreign exchange. This resulted in the Group recording gross profit of $5.0 million for the fourth quarter of 2004 compared to $6.1 million for the same period in 2003. Increased volumes for Western Markets water treatment chemicals that continued into the fourth quarter and an improvement in the Group's margins was primarily responsible for the fourth quarter 2004 gross profit of $6.0 million, up $0.8 million from the same period in 2003. Power Generation generated gross profit of $2.2 million in the fourth quarter of 2004, a $1.7 million improvement over the same period in 2003. This improvement reflects the timing in earnings from projects and the increased licensing activity. The fourth quarter SGA was impacted by the costs associated with the change in senior management.

The Company had net earnings of $1.9 million for the three months ended December 31, 2004 compared to a net loss of $0.6 million for the same period in 2003 as the after tax impact of the senior management changes was more than offset by the future income tax recovery of approximately $3.7 million.

Cash generated by operations for the three months ended December 31, 2004 was $11.2 million compared to $4.4 million for 2003. The increase in non-cash working capital in Q4 of 2004 is the result of accruing the cost of the change in senior management as well as the increase in the long-term incentive plan.

REVIEW OF QUARTERLY TRENDS

The Company's revenues are generally stable period to period, with revenues averaging approximately $34 million per quarter over the last 12 quarters and gross profit averaging approximately $12 million per quarter. For the Refinery Services Group volumes processed by its facilities are subject to the market demand and seasonal variations of its refinery customers' products, which generally peak during the summer driving months. A portion of Refinery Services earnings, however, are protected from these variations through contractual minimum volume requirements. Western Markets volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations, for example, the demand of its municipal customers' water treatment needs which generally peaks during the spring "run off" and summer seasons. The timing of revenues earned from the Power Generation Group's projects and licensing activities results in variances in the Group's quarterly results. In the first quarter of 2002 the Power Generation Group completed the Virginia Power project, which was then followed by the completion of the Shajiao project in 2003, while during 2004 the Group started three new projects.

                                     MDA-7

In addition to the quarterly fluctuations in gross profit, the Company's net earnings were also impacted by the unusual gains and losses on disposals of businesses and assets. These included the sale of the parts and service business of the Power Generation Group in Q1 of 2002 which resulted in a $3.6 million gain on sale, and the write-off of capitalized project costs of $9.5 million in Q4 of 2002.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital which typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. The significant changes in working capital in Q2 of 2002 was largely due the timing of a large customer billing impacting receivables while the change in working capital in Q1 and Q2 of 2003 was due to the normal timing of changes in working capital.

SUPPLEMENTAL FINANCIAL INFORMATION

Earnings before interest, taxes, depreciation, amortization and unusual items, or EBITDA, is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation. It is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following is a reconciliation of how the Company calculates EBITDA.

Supplemental selected information:
--------------------------------------------------------------------------------------------------------------------------------

(in thousand of dollars)                                    Refinery        Western         Power     Corporate
2004                                                        Services        Markets    Generation       Support         Total
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before the undernoted (EBITDA)                20,425         20,125           523       (15,487)       25,586
Depreciation, including loss on disposal                      13,517          2,294           892           261        16,964
Unusual items, loss                                               --             --            --           657           657
Amortization of deferred charges and intangible assets            --             --            --           708           708
Interest expense                                                  --             --            --        10,569        10,569
Interest capitalized                                              --             --            --        (4,252)       (4,252)
Interest income                                                   --             --            --          (756)         (756)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                            6,908         17,831          (369)      (22,674)        1,696

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(in thousand of dollars)                                    Refinery        Western         Power     Corporate
2003                                                        Services        Markets    Generation       Support         Total
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before the undernoted (EBITDA)                24,392         16,936        (2,097)       (8,401)       30,830
Depreciation                                                  12,976          1,558         1,001           192        15,727
Unusual items, loss                                               --             --            --         1,422         1,422
Amortization of deferred charges and intangible assets            --             --            --           726           726
Interest expense                                                  --             --            --         9,755         9,755
Interest capitalized                                              --             --            --        (3,738)       (3,738)
Interest income                                                   --             --            --          (730)         (730)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                           11,416         15,378        (3,098)      (16,028)        7,668

--------------------------------------------------------------------------------------------------------------------------------

                                                             MDA-8

--------------------------------------------------------------------------------------------------------------------------------
(in thousand of dollars)
2002                                                        Refinery        Western          Power    Corporate
                                                            Services        Markets    Generation       Support         Total
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before the undernoted (EBITDA)                21,569         18,263        (2,000)       (9,747)       28,085
Depreciation, including loss on disposal                      13,004          1,300         1,149           227        15,680
Unusual items, loss                                               --             --            --         7,487         7,487
Amortization of deferred charges                                  --             --            --           387           387
Interest expense                                                  --             --            --        13,684        13,684
Interest capitalized                                              --             --            --        (2,572)       (2,572)
Interest income                                                   --             --            --        (1,942)       (1,942)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and minority               8,565         16,963        (3,149)      (27,018)       (4,639)
  interest

--------------------------------------------------------------------------------------------------------------------------------

EBITDA in 2004 was $25.6 million compared to $30.8 million for 2003, a decrease of 16.9% or $5.2 million largely due to the cost of the change in senior management. EBITDA as a percent of revenue was 18.7% compared to 20.3% in 2003. The contribution from the Prince George acquisition in Western Markets and the improvement in Power Generation were offset by the return to historical prilled sulphur margins, the impact of foreign exchange on the translation of U.S. earnings of Refinery Services, and foreign exchange on the translation of net U.S. denominated net monetary liabilities included in Corporate Support.

In 2003, EBITDA was $30.8 million compared to $28.1 million in 2002, an increase of 9.6% or $2.7 million. EBITDA as a percent of revenue improved from 20.3% in 2002 to 22.8% in 2003, reflecting improved operating margins despite the decrease in revenue, and the reduced cost of SGA. The impact of the decline in the U.S. dollar on EBITDA was neutral. See the discussion of Gross Profit for a further explanation of each of the businesses' operating performance.

Corporate Support costs were $15.5 million in 2004, $8.4 million in 2003 and $9.7 million in 2002. Before the impact of foreign exchange gains and losses on monetary items, Corporate costs of $15.5 million in 2004 reflect the $4.3 million impact of the change in senior management as well as the cost of the long-term incentive plan. When the impact of the change in senior management and the cost of the long-term incentive plan are ignored, 2004 Corporate costs declined approximately $0.7 million from 2003 reflecting cost savings initiated in 2002.

--------------------------------------------------------------------------------

(in thousand of dollars)                      2004           2003         2002
--------------------------------------------------------------------------------

Corporate costs                             15,548         10,458       10,316
Foreign exchange gains on monetary items       (61)        (2,057)        (569)
--------------------------------------------------------------------------------
Corporate Support costs                     15,487          8,401        9,747

--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $272.8 million at December 31, 2004 compared to $270.5 million at December 31, 2003, the increase is primarily the result of cash generated by the operations offset by the negative impact of foreign exchange on the U.S. denominated assets.

The net book value of property, plant, and equipment at December 31, 2004 decreased to $152.4 million from the December 31, 2003 balance of $156.7 million. This decrease is primarily due to 2004 capital additions of $14.6 million offset by depreciation expense of $16.9 million and the foreign exchange translation impact of a stronger Canadian dollar versus the U.S. dollar for U.S. property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable increased by $2.3 million to $21.9 million from the December 31, 2003 balance of $19.6 million and is largely the result of the increase in fourth quarter revenues. Accounts payable increased by $0.8 million to $10.6 million from the December 31, 2003 balance of $9.8 million, while accrued liabilities increased $5.8 million from the December 31, 2003 balance of $13.5 million largely due to the costs associated with the change in senior management and the increase in the long-term incentive compensation related accruals. Inventory decreased $0.6 million as a result of the impact of a stronger Canadian dollar on the U.S. denominated inventories, the impact of which is included in foreign exchange gain on monetary items. Prepaid expenses at the end of the year decreased by $0.4 million due to the lower cost of insurance. The final instalment relating to finalization of the Chemtrade Logistics Inc. working capital of $0.9 million is due in May of 2005 and is included in current assets.

Goodwill and intangible assets decreased to $48.2 million from the December 31, 2003 balance of $52.0 million with goodwill remaining unchanged except for the impact of the stronger Canadian dollar on U.S. denominated goodwill, while intangible assets decreased as result of amortization.

Total debt at the end of 2004 of $113.1 million remained unchanged in local currency except for the impact of the strengthening Canadian dollar versus its U.S. counterpart on the U.S. denominated Senior Subordinated Notes. The foreign exchange gain



                                     MDA-9
relating to the translation of the U.S. denominated Senior Subordinated Notes is included in the foreign currency translation adjustment. In January 2005, the Company began making scheduled monthly repayments of its $40.0 million 15 year term loan relating to the Syncrude project.

The increase in deferred revenues is attributable to the increase in licensing activity in the Power Generation Group while other liabilities remained virtually unchanged except for the foreign exchange translation impact of the stronger Canadian dollar.

SHARE CAPITAL OUTSTANDING
-------------------------------------------------------------------------------
                                      As at
                               February 25,
                                       2005            2004            2003
-------------------------------------------------------------------------------

Number of common shares           32,035,231     31,696,398      31,696,398
Number of options                  1,712,932      2,051,765       2,051,765

-------------------------------------------------------------------------------

In September of 2003, the Company's largest shareholder, TD Capital Canadian Private Equity Partners, acquired all of the non-voting convertible shares of Marsulex in a private transaction and converted them into common shares. TD Capital now holds directly or indirectly 57% of Marsulex's outstanding shares.

In March of 2002 the Company established a long-term incentive plan in the form of Performance Share Units for certain employees and key persons. Under this plan the Board of Directors grants the total number of units and establishes the performance criteria and the grant period which is typically three years. In 2003, the Company reduced its reliance on stock options and discontinued their use for long-term incentive and replaced them with the new Performance Share Unit plan. The compensation expense associated with the awards earned over the grant period as well as the subsequent changes in the market value of the underlying common shares is recorded as part of SGA. During 2004 a total of $2.5 million was recorded, compared to $1.1 million and $0.2 million in 2003 and 2002 respectively. The costs of the Long Term Incentive Plan increased $1.4 million in 2004 over 2003 and this is due to 2003 being the second year of the plan with two thirds of the normal annual cost and the impact of the higher market value of the Company's shares, which closed at $7.00 on December 31, 2004 (closing prices: 2003 - $5.15; 2002 - $4.00).

The Company saw an opportunity to repurchase, for cancellation, options held by former Marsulex employees at a price that represented an excellent value for Marsulex shareholders and on December 17, 2003, the Company purchased and fully expensed 433,434 stock options held by former employees of the Company for total consideration of $737,000.

During 2003 and 2002, 142,666 and 60,000 common shares were issued upon the exercise of stock options for cash proceeds of $348,000 and $133,000, respectively.

Subsequent to December 31, 2004, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options.

On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares as at June 12, 2003. The NCIB commenced on June 19, 2003 and terminated on June 18, 2004 during which the Company did not purchase any shares.

During 2002, the Company acquired and cancelled a total of 7,500 shares for $27,000 under a NCIB which commenced on February 1, 2002 and terminated on January 31, 2003.

On December 31, 2004, the Company's share price closed at $7.00, up $1.85 over the closing price on December 31, 2003.

FINANCIAL CONDITION & LIQUIDITY
-------------------------------------------------------------------------------
                                                               2004        2003
-------------------------------------------------------------------------------
Cash including cash held in trust (in millions of dollars) $   44.8     $  34.0
Debt (in millions of dollars)                              $  113.1     $ 119.2
Net debt(1) (in millions of dollars)                       $   68.3     $  85.2

Debt to Equity                                                 1.1x        1.2x
Net debt to Gross Profit                                       1.4x        1.8x
Net debt to EBITDA                                             2.7x        2.8x
Net debt to Equity                                             0.7x        0.9x
Interest coverage (Gross Profit to interest expense)           4.6x        4.9x
Interest coverage (EBTIDA to interest expense)                 2.4x        3.2x

-------------------------------------------------------------------------------
1. Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

                                    MDA-10

Cash and cash equivalents at the end of 2004 were $30.9 million compared to $16.4 million at the end of 2003, with excess cash invested in short-term, interest-bearing deposits. Cash held in trust was $13.9 million at the end of 2004 compared to $17.6 million at the end of 2003.

During the second quarter of 2003, the Company obtained long-term financing for the Syncrude project and $40.0 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facility progresses. As of December 31, 2004, $26.1 million in cash was drawn from the account to fund the capital expenditures made by the Company on the project, leaving a balance of $13.9 million held in trust and recorded separately in current and long-term assets as cash held in trust. Of this balance, $6.4 million will be used to fund the remaining capital commitments, which includes the costs of commissioning the facility. Under the terms of the agreement, $7.5 million of the funds are required to remain in trust until the facility is successfully started up and commissioned, at which time it will become available for general use and is recorded as part of long-term assets.

The financing is secured by the assets of a wholly owned subsidiary of the Company and by a general guarantee from the Company until the successful start-up of the facility as defined under the terms of the loan agreement, at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility.

The loan bears interest at a fixed rate of 7.3% per annum and the Company has been making monthly interest-only payments throughout 2004. In January 2005 the Company began making scheduled monthly repayments due over the next 15 years.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

The Company's long-term service contracts contributes to its positive and stable cash flows, but given the Company's reliance on debt to finance the growth strategy, Standard & Poors revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998. Consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+. The revised rating did not have an impact on the current debt related covenants.

WORKING CAPITAL

The Company's working capital, excluding cash and cash equivalents and cash held in trust and the current portion of long-term debt, was negative $3.6 million at December 31, 2004 compared to $0.7 million at December 31, 2003 and is primarily the result of the increase in accrued liabilities relating to the cost of the change in senior management which was paid in January of 2005 and the long-term incentive program. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt from 1.03:1 in 2003 to 0.88:1 in 2004.

CONTRACTUAL COMMITMENTS


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Fair Value
(thousand of dollars)             2005      2006       2007       2008        2009     Thereafter      Total     Dec 31, 2004
-------------------------------------------------------------------------------------------------------------------------------


9 5/8% Senior Subordinated
  Notes(1)                          --        --        --      73,138          --            --       73,138       74,600
7.3% Long-Term Loan(2)           1,526     1,641      1,765      1,898       2,040        31,130       40,000       40,522
Operating Lease Commitments      3,572     2,864      2,499      1,921         649           136       11,641          n/a

-------------------------------------------------------------------------------------------------------------------------------
1.   The Senior Subordinated Notes are denominated in U.S. dollars and converted at the December 31, 2004 year-eate of 1.2036.
     The Notes mature at the end of June 2008 and are redeemable at the option of the Company at specified redemption premiums.
2.   On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance the Syncrude project and is secured by the subsidiary's assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payments being made until scheduled repayments of principal which commenced in January 2005.

The Company also has a fixed price commitment to purchase equipment and services relating to its construction of its Syncrude facility totalling $32.6 million. To the end of December 31, 2004 $32.6 million (2003 - $32.3 million) has been recorded as part of facilities under construction in property, plant and equipment.

Purchase commitments relating to the Company's expansion of the Montreal facility at end of December were $13.0 million. To the end of December 31, 2004 $3.9 million has been recorded as part of facilities under construction in property, plant and equipment.

                                     MDA-11

Other commitments at December 31, 2004 include:

-------------------------------------------------------------------------------
(in thousand of dollars)                                            2004
-------------------------------------------------------------------------------
Net post-retirement benefits liability                             1,315
Asset retirement obligations                                         936
Other liabilities                                                  7,507
Future tax liability                                              14,222
-------------------------------------------------------------------------------

OFF BALANCE SHEET ARRANGEMENTS

All of the Company's subsidiaries have been consolidated and are reflected in the Company's financial statements. The Company does not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.4 million in each of 2004, 2003 and 2002.

In addition, certain of the Company's Directors hold senior positions with firms that provide services to the Company. During 2004, $3.9 million in fees were incurred compared to $3.4 million in 2003 and $3.6 million in 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOW FROM OPERATIONS

---------------------------------------------------------------------------------------------------------------

  (in thousand of dollars)                                                    2004        2003        2002
---------------------------------------------------------------------------------------------------------------

  Cash provided by operations before changes in working capital             19,650      24,539      15,930
  Decrease (increase) in non-cash working capital                            5,529       4,962      (5,777)
---------------------------------------------------------------------------------------------------------------
  Cash provided by operations                                               25,179      29,501      10,153

---------------------------------------------------------------------------------------------------------------

In 2004, the Company generated $25.2 million in cash provided by operations compared to $29.5 million in 2003, a $4.3 million decrease. The decrease was due to the lower earnings before tax and minority interest. The decrease in non-cash working capital in 2004 was $5.5 million compared to $5.0 million in 2003. The 2004 decrease in non-cash working capital is primarily the result of the accruals relating to the cost of the change in senior management and the increase in the long-term incentive program.

Cash generated by operations was $29.5 million in 2003 compared to $10.2 million in 2002, an $19.3 million increase, and is largely the result of the improvement in operational results and the decreased interest costs. The $5.0 million decrease in non-cash working for 2003 was primarily the result of the lower account receivable balances at the end of 2003. In 2002, the $5.8 million increase in non-cash working capital is primarily the result of the reduced activity from Power Generation's Virginia Power project which was completed in the first quarter of 2002.

Cash and cash equivalents at the end of December 31, 2004 were $30.9 million, up $14.5 million from $16.4 million at December 31, 2003 resulting from the cash generated by the operations.

CAPITAL EXPENDITURES


---------------------------------------------------------------------------------------------------------------

  (in thousand of dollars)                                                    2004        2003        2002
---------------------------------------------------------------------------------------------------------------

  Expansion projects                                                         7,896        25,967     34,847
  Maintenance capital                                                        6,731         6,616      6,130
---------------------------------------------------------------------------------------------------------------
  Total capital expenditures                                                14,627        32,583     40,977

---------------------------------------------------------------------------------------------------------------

Capital expenditures in 2004 were $14.6 million compared to $32.6 million in 2003. The $18.0 million decrease was primarily due to the completion of the Syncrude project offset by the start of the Montreal expansion.

During 2003, capital expenditures were $32.6 million compared to $41.0 million in 2002. The decrease is primarily due to the completion of BP Whiting.

                                    MDA-12

The Company completed the construction of its Syncrude project on schedule in September 2003 and is now maintaining the plant in readiness for commissioning and start-up when Syncrude's UE-1 project is completed. Syncrude reimbursed the Company for its carrying costs during the period between the completion of construction and the commencement of fees. Under the Company's agreement with Syncrude, the Company began receiving fees in January 2005. At December 31, 2004, the Company had spent $52.5 million compared to the total budget of $56.6 million.

The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility that would increase the facility's capacity by approximately 50%. Construction of the project has begun and is scheduled for completion in mid 2006. To the end of December 31, 2004 $3.9 million has been recorded as part of facilities under construction in property, plant and equipment.

ACQUISITIONS

On October 7, 2003, the Company acquired the sulphur products business in Prince George, British Columbia from Duke Energy Gas Transmission. The gross purchase price, including working capital, was $13.4 million financed by the Company through existing cash. As part of the transaction the fully funded pension benefits of $1.4 million and post retirement benefits of $0.7 million for the existing work force were recognized by the Company and disclosed in note 13 of the Consolidated Financial Statements.

------------------------------------------------------------------------------

(in thousand of dollars)                                              2003
------------------------------------------------------------------------------

Property, plant and equipment                                       13,382
Current assets                                                         769
Current liabilities                                                 (1,760)
Post retirement benefits                                              (670)
Other liabilities                                                     (117)
------------------------------------------------------------------------------
Cash purchase price                                                 11,604

------------------------------------------------------------------------------

RISKS & UNCERTAINTIES

Following is a description of the risk factors that affect the Company's business, and ultimately, its profitability. Management's responsibility is to mitigate risk to the extent possible, in order to maximize shareholder value.

RELIANCE ON CUSTOMERS

The business of the Company is dependent on the involuntary production of a number of by-products by its customers. As environmental regulations become more demanding, the need for by-product control, regeneration, removal, and conversion has increased. Thus, the trend in North America is for continuing growth in demand for the Company's services, although there can be no assurance that environmental regulations will not become less stringent in the future or that customers of the Company will continue to involuntarily produce by-products which drive their demand for the Company's services.

Services provided, and products handled from the Company's major customer accounted for 9.6% of the Company's total 2004 revenue (2003 - 10.3%; 2002 - 15.0%), the loss of which could have a significant impact on the Company.

COMPETITION

The Company operates in competitive markets, and some of its competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that the Company serves.

Accordingly, such competitors may be better able to withstand volatility within industries and throughout the economy as a whole while retaining significantly greater operating and financial flexibility than the Company. The Company believes it benefits from its strategically located facilities, its long-term relationships and contracts with its customers and from its technical skills, innovation, and value-added technologies. However, there can be no assurances that the Company will be able to compete effectively with its competitors and competitive pressures may harm the Company's business.

Although Western Markets operates in a competitive environment and is subject to volume and price volatility, for certain products it can share a portion of the end-use product price and volume risk with the by-product supplier. In addition, Western Markets has a well-developed customer base and long-term customer relationships.

Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than the Company. In 2004, 2003 and 2002, the largest customer associated with Western Markets accounted for less than 2.5% of the Company's consolidated revenue.



                                    MDA-13

NEW PRODUCTS AND SERVICES

The Company has made significant investments in the development and commercialization of new products, technologies and services. Broad market acceptance and long-term commercial viability of services incorporating new products, technologies and services may take some years to establish, if at all, and are subject to business and competitive risks. If the Company is unable to develop and market new products in a timely fashion, or at all, the Company may not be able to compete successfully.

PROPRIETARY TECHNOLOGY

The Company relies on a combination of patents, confidentiality procedures and contractual provisions to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may obtain and use information that the Company regards as proprietary. Policing unauthorized use of such proprietary technology, if required, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company does business may not protect its proprietary rights to the same extent as the laws of the United States or Canada. There can be no assurance that the Company will be successful in protecting its proprietary rights.

Further, the industry in which the Company competes has many participants who own, or claim to own, intellectual property. From time to time, a third party may claim that the Company infringes such third party's intellectual property rights or may challenge the Company's rights to its own intellectual property. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation or require the Company to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. Such licensing agreements, if required, may not be available on royalty or other licensing terms acceptable to the Company, if available at all.

ACQUISITIONS

A substantial part of the Company's growth has come through acquisitions. The success of acquisitions will depend in part on the Company's ability to overcome significant challenges, including timely, efficient and successful execution of post-acquisition strategies. If the Company fails to meet the challenges involved in integrating the operations of its acquisitions, it may not realize anticipated benefits or synergies of the acquisitions, which could adversely affect operating results.

Future acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures, any of which could have a material adverse effect on the Company's business.

Recent and any future acquisitions involve a number of risks, including:

o     the Company's ability to integrate the acquired business.
o     diversion of management attention.
o     impairment of goodwill adversely affecting net earnings.
o the Company's ability to retain the management or other key employees of the acquired business.
o the Company's ability to establish uniform standards, controls, procedures and policies.
o     the Company's ability to retain customers of the acquired companies.
o exposure to legal claims for activities of the acquired business prior to the acquisition.
o damage to the Company's reputation as a result of performance or customer satisfaction problems relating to an acquired business.
o the performance of any acquired business could be lower than anticipated.

NEW FINANCING

The Company continues to actively pursue growth initiatives and may enter into commitments in advance of securing financing. This may require the Company to seek additional financing to supplement its current cash balances and internally generated cash flows in order to finance these commitments. Therefore, the Company is at risk as to the availability of new credit and the associated interest rates.

FOREIGN EXCHANGE

As the Company has U.S. based operations and reports in Canadian dollars, it is exposed to foreign exchange fluctuations. Approximately 44.5% of the Company's 2004 revenue (2003 - 42.9%; 2002 - 40.6%) was in U.S. dollars.
Ignoring the foreign exchange impact on U.S. denominated working capital items, at present, a one-cent increase in the value of the Canadian dollar would negatively impact gross profit by approximately $0.3 million. The Company's debt and related interest expense is in U.S. dollars and hedges the U.S. dollar cash flow from operations.

The U.S. dollar interest expense, when combined with U.S. dollar depreciation and amortization expenses, limits the exposure of net earnings to foreign exchange fluctuations. A one-cent increase in the value of the Canadian dollar positively impacts net earnings by less than $0.1 million.


                                    MDA-14

The Company has self-sustaining operations holding U.S. dollar assets and debt and under present accounting rules in Canada, any fluctuation in the Canadian dollar value against the U.S. dollar is recorded in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

COMMODITY PRICES

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion.

The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause the Company to lower selling prices in order to retain the volume.

The Company attempts to reduce its exposure to market price fluctuations through contracts where commodity price exposure is either shared with or borne entirely by the customer.

Although the Company plans to continue entering into new contracts and renegotiating existing contracts that include minimum volume requirements or guaranteed fees in order to increase the stability of its cash flows, there can be no assurance that the Company will be successful in renegotiating existing contracts or entering new contracts with these terms. In 2004, these types of arrangements represented 59% of the Company's EBITDA (2003 - 56.5%).

INTEREST RATES

The interest rate on all of the Company's long-term debt is fixed under contractual agreements. The Senior Subordinated Notes bear interest of 9 5/8% per annum while the Long-term Loan bears interest of 7.3% per annum.

LABOUR

The Company had 186 employees, including 115 in Canada and 71 in the U.S. at December 31, 2004.

There were no Collective Bargaining Agreements that expired in 2004 and no work stoppages were incurred as a result of unresolved labour issues. The Company and the union satisfactorily resolved three formal grievances with one grievance outstanding at year-end.

The Collective Bargaining Agreement with the Communications, Energy and Paperworkers Union in our Fort Saskatchewan Sulphides plant is set to expire March 31, 2005.

Further, while the Company has not suffered any loss of production due to work stoppages by its employees in recent years, there can be no assurances that work stoppages or other labour disturbances which may have a material impact on the Company will not occur in the future. Finally, a large number of the Company's suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company's suppliers or customers will not have a material adverse effect on the Company's business.

ENVIRONMENT

The Company has a comprehensive policy on the environment directed towards minimizing the environmental impact of all its activities. Application of, and adherence to, the policy is regularly reviewed through environmental assessments, including independent reviews of its assets and operations. In 2004, the Company conducted internal assessments at select facilities to verify the presence and effectiveness of its management systems. The Company also successfully underwent a rigorous external assessment of its management systems and practices in December 2003 in accordance with the Reverification Protocol of the Canadian Chemical Producers' Association's Responsible Care(R) initiative. Conducted approximately every three years after the initial verification of Responsible Care-In-Place, Reverification involves assessment by an independent team made up of knowledgeable industry experts, a representative of the community at large and representatives of the communities in which the Company operates.

The Company's Montreal facility was one of four Quebec organizations honoured to receive the 2004 EcoGESte Award for controlling and reducing greenhouse gas emissions. Presented by Environnement Quebec in the Small and Mid-sized Business category, the facility was recognized for its reduction in greenhouse gas emissions and energy efficiency improvements.

The Environmental, Health & Safety Committee of the Board of Directors meets regularly to, among other things; review the Company's performance against the Company's environmental, health, safety and training policies and practices. The Committee also works with management to prioritize capital expenditures related to environmental risk management and regulatory compliance.

Notices and Findings of Violation have been issued against the Company by federal regulators with respect to the Company's Toledo facility in Oregon, Ohio. The Company is, however, in compliance with the permits issued by the governing body (the State) and although there is a potential for penalties to be assessed against the Company, the Company believes that it is in substantial compliance with environmental laws, regulations and guidelines.


                                    MDA-15

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio which was sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation. The Company believes that the Cairo facility is in material compliance with regulations issued by the State of Ohio as those regulations relate to allegations of federal regulators, and that the State has issued lawful permits consistent with those regulations governing the operation of the Cairo facility.

In the opinion of management, environmental compliance cost and penalties for both the Cairo and Oregon facilities, if imposed by federal regulators, will not have a material adverse effect on the financial position of the Company, provided the Company is successful in prosecuting indemnity claims from the entity from which it purchased the facilities, and that sufficient monies are available to fund those indemnity obligations.

The Company may be subject to further environmental liabilities of which management is not currently aware which may have a material impact on the business or financial condition of the Company.

HEALTH AND SAFETY

A safe workplace has always been a primary objective of the Company, whereby the goal is to encounter zero incidents of occupational injury or illness among employees and the contractors engaged at the Company's facilities.

In 2004, through the increased efforts of every employee, safety performance of the Company improved substantially with a 50% reduction in Recordable incidents involving occupational injury or illness. The Company remains committed to its goal and continues its efforts to further improve performance in 2005. Among the highlights in 2004, the Company achieved a 34% improvement in the safety performance of its contractors, five of its locations have been without a single Recordable Injury for greater than 5 years and none of the facilities experienced process related occurrences of a material nature. The Company also received in 2004, Safe Handling Awards from both of its principal rail carriers.

As a member of the Canadian Chemical Producers' Association since the Company's inception, Marsulex annually re-affirms its commitment to the ethic of Responsible Care(R). Through its Codes of Practice and the Company's EH&S Management Systems, the Company continues to improve its overall performance in the responsible management of its activities and forms valuable relationships with its communities and stakeholders. The Marsulex Toledo, Ohio facility was recognized by the Ohio Chemistry Technology Council (OCTC) and received the OCTC 2004 Excellence in Responsible Care(R) Award for its continued improvement in areas of environmental, health and safety performance.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies, which are disclosed in the Significant Accounting Policies note, Note 1 of the audited financial statements, are in accordance with Canadian generally accepted accounting principles and are applied on a consistent basis. High-quality financial statements require rigorous application of accounting policies. Management uses judgement in selecting policies for which alternative methods exist and in the application of those accounting policies. The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements because their application places the most significant demands on management's judgement, and financial reporting results rely on estimation about the effect of matters that are inherently uncertain. The estimates used by management are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The results of the Company's ongoing evaluation of these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts for revenue and expenses. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment and these adjustments may have a material impact on the Company's financial condition.

IMPAIRMENT OF LONG-LIVED ASSETS, INCLUDING GOODWILL

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate the related carrying amount may not be recoverable. An asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less that the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Significant management judgment is involved in estimating these factors, which include inherent risks and uncertainties. Management's assessment was based on projected future cash flows using EBITDA and capital expenditures that are consistent with management's internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for non-current assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

The Company assesses goodwill at the reporting unit level and has determined no impairment has occurred in the value of goodwill during 2004. The assessment is based on determining the fair value of the Company's reporting units based on using valuation methods which are based on the reporting unit's projected EBITDA and earnings multiples. Management reviews these assumptions annually taking into account the business conditions at that time and changes to the Company's business strategy. There is no certainty that the assumptions


                                    MDA-16
used by management will develop exactly as forecasted or that the expected earnings multiples will be achieved. Refer to note 1(h) of the audited financial statements for more detail.

REVENUE RECOGNITION

The Company earns revenue through the provision of industrial services, including the processing, removal, distribution, and sale of the by-products resulting from compliance services, and the sale of industrial chemicals and recognizes revenue in accordance with generally accepted accounting principles in Canada (described in note 1(k) of the audited financial statements). Generally revenue is recognized when a contract has been executed by a customer, delivery has occurred, the amount is fixed and determinable, the collection of the receivable is deemed reasonably assured and the Company has no remaining performance obligations.

Revenue from the processing activities is earned as the services are rendered and upon the completion of the Company's obligation stipulated under its long-term agreements.

Revenue associated with the sale of by-products and other chemicals is recognized at the time of shipment when title has passed to the customer.

The revenue associated with contracts for the design and installation of equipment is recognized on a percentage of completion method. Under this method, management uses engineering estimates for costs and time to complete the project in order to determine the percent complete. The amount and timing of profit recognized could differ materially if the estimates of the costs to complete and timing of the expenditures are significantly different than the actual. The effect of changes in total estimated expenses, and corresponding revenue for each contract is recognized in the year in which the determination is made that there has been a change. Losses on contracts are fully recognized when they become evident.

In certain cases, application of the revenue recognition policy may require estimates to be made of a component of the revenue recognized, the cost of the product or service delivered and the creditworthiness of the customer. The Company makes these estimates based on the most recent information available and historical trends.

EMPLOYEE FUTURE BENEFITS

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's discount rate as well as the best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs (described in note 1(l) and note 13 of the audited financial statements). For 2004, the Company used the following factors:

--------------------------------------------------------------------------

Discount rate                                                      6.0%
Expected plan investment performance                               7.0%
Salary escalation                                                  4.0%
Expected health care cost increase                  13% declining to 8%

--------------------------------------------------------------------------

Material changes in pension and other post retirement benefit costs may occur in the future due to changes in these assumptions, differences between actual experience and the assumptions used and changes in the benefit plans.

ASSET RETIREMENT OBLIGATIONS

The Company recognizes the fair value of a future asset retirement as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets (described in note 1(e) and note 8 of the audited financial statements). It includes the Company's properties that are on leased land, which revert back to the lessor and where the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. The asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

The Company's operations are also subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances and employee health and safety in Canada and the United States, and these are discussed in more detail in note 1(n) and note 14(c) of the audited financial statements. Accruals have been made in specific instances where management has determined it is probable that liabilities for remediation costs will be incurred and where such liabilities can be reasonably estimated. The assumptions used by management are based on discussion with regulatory authorities, laws and regulations, third party consultants and management's judgement and there can be no assurance the actual remediation costs will not differ from such estimates.

The accounting estimates related to environmental and closure costs are critical accounting estimates because (i) the Company will not incur most of these costs for a number of years, requiring management to make estimates over a relatively long period; (ii) reclamation and closure laws and regulations could change in the future or circumstances affecting the Company's operations could change, either of which could result in significant changes to the


                                    MDA-17

Company's current plans and future costs; and (iii) calculating the fair value of the Company's asset retirement obligations requires management to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine its long-term credit-adjusted, risk-free interest rates and to determine market risk premiums that are appropriate for the Company's operations over long periods of time.

TAX ASSET VALUATION

The provision of income taxes is calculated based on the expected tax treatment of transactions recorded in the Company's 2004 financial statements. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and the future tax assets and liabilities for the future tax consequences of events that have been recognized in the 2004 financial statements or tax returns. In determining both the current and future components of income taxes, management interprets tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities.

The Company has developed a forward oriented multi-jurisdictional tax model to assess future taxes and to determine its tax planning strategies. Management uses judgement in determining the assumptions about the Company's future profitability, tax rates, and capital position that are used in the model. As part of assessing its future taxes, management also assesses the likelihood that the future tax assets will be realized and to the extent it is more likely than not that the tax asset will be realized, a valuation allowance against these assets is not recognized. There can be no assurance that the assumptions used by management will develop as predicted and not have a material impact on the Company's assessment of its future taxes and the valuation allowance. If management's interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income taxes could increase or decrease in future periods.

CHANGES IN ACCOUNTING POLICIES FOR 2004

There were no recently issued accounting pronouncements that impacted the Company's financial statements.

OUTLOOK

The overall business continues to be stable. Growth in 2005 will largely be the result of revenues from the Syncrude project in the Refinery Services Group.










FORWARD-LOOKING STATEMENTS

The foregoing may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company's markets, Company's reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company's ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company's ability to integrate acquisitions and the Company's ability to protect its intellectual property. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in Company's filings with the securities regulatory authorities, which are available at www.sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.


                                    MDA-18